Dated March 30, 2017

Filed Pursuant to Rule 433

Registration Statement No. 333-216768

Supplementing Preliminary Prospectus Supplement Dated

March 30, 2017 and Prospectus Dated March 17, 2017

CubeSmart, L.P.

Pricing Term Sheet

$50,000,000 of 4.375% Senior Notes due 2023

$50,000,000 of 4.000% Senior Notes due 2025

Issuer:	CubeSmart, L.P.

Guarantor:	CubeSmart

Expected Ratings: (Moody’s / S&P)*:	Baa2 (Stable)/BBB (Stable)

Pricing Date:	March 30, 2017

Settlement Date: (T+3):	April 4, 2017

	2023 Notes	2025 Notes

Security Type:	Senior Unsecured Notes	Senior Unsecured Notes

Type of Offering:	SEC Registered	SEC Registered

Maturity Date:	December 15, 2023	November 15, 2025

Interest Payment Dates:	December 15 and June 15 of each year, beginning June 15, 2017; Interest on the notes offered hereby will accrue from, and including, December 15, 2016	May 15 and November 15 of each year, beginning May 15, 2017; Interest on the notes offered hereby will accrue from, and including, November 15, 2016

Principal Amount:

$50,000,000

The notes will form a part of the same series as the Issuer’s outstanding 4.375% Senior Notes due 2023. Upon completion of this offering, the aggregate principal amount of the outstanding notes of this series will be $300,000,000.

$50,000,000

The notes will form a part of the same series as the Issuer’s outstanding 4.000% Senior Notes due 2025. Upon completion of this offering, the aggregate principal amount of the outstanding notes of this series will be $300,000,000.

Benchmark:	UST 1.875% due February 28, 2022	UST 2.250% due February 15, 2027

Benchmark Price / Yield:	99-21+/1.945%	98-19/2.411%

Spread to Benchmark Treasury:	+155 bps	+140 bps

Reoffer Yield:	3.495%	3.811%

Coupon:	4.375%	4.000%

Public Offering Price:	105.040%, plus accrued and unpaid interest from and including December 15, 2016 to, but excluding the delivery date, totaling $662,326.39 (assuming a delivery date of April 4, 2017).	101.343%, plus accrued and unpaid interest from and including November 15, 2016 to, but excluding the delivery date, totaling $772,222.22 (assuming a delivery date of April 4, 2017).

Optional Redemption:

The Issuer may redeem the notes, in whole or in part, at any time prior to maturity. If the notes are redeemed before September 15, 2023, (the “Par Call Date”) the redemption price will equal the greater of: (i) 100% of the principal amount of the notes to be redeemed; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any accrued and unpaid interest to the redemption date),assuming the notes matured on the Par Call Date, discounted to the redemption date on a semi-annual basis at the applicable treasury rate plus 30 basis points, plus accrued and unpaid interest to, but excluding, the redemption date.

If the notes are redeemed on or after the Par Call Date, the redemption price will equal 100% of the principal amount of the notes then outstanding being redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

The Issuer may redeem the notes, in whole or in part, at any time prior to maturity. If the notes are redeemed before August 15, 2025, (the “Par Call Date”) the redemption price will equal the greater of: (i) 100% of the principal amount of the notes to be redeemed; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any accrued and unpaid interest to the redemption date),assuming the notes matured on the Par Call Date, discounted to the redemption date on a semi-annual basis at the applicable treasury rate plus 30 basis points, plus accrued and unpaid interest to, but excluding, the redemption date.

If the notes are redeemed on or after the Par Call Date, the redemption price will equal 100% of the principal amount of the notes then outstanding being redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

CUSIP / ISIN:	22966R AB2 / US22966RAB24	22966R AC0 / US22966RAC07

Provision of Financial Information

The obligation set forth in the second sentence of “Description of the Notes and the Guarantees-Provision of Financial Information” on page S-19 of the preliminary prospectus supplement, dated March 30, 2017, only applies to the notes maturing in 2025.

Joint Book-Running Managers:	Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and U.S. Bancorp Investments, Inc.

Co-Managers:	Barclays Capital Inc., BMO Capital Markets Corp., PNC Capital Markets LLC, Regions Securities LLC and Stifel, Nicolaus & Company, Incorporated

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attn: WFS Customer Service or by calling toll-free 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com, by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free 1-800-294-1322 or by email at dg.prospectus_requests@baml.com or by contacting U.S. Bancorp Investments, Inc. or by calling toll-free 1-877-558-2607.